DLA Piper LLP (US)

1251 Avenue of the Americas

New York, NY 10020-1104

www.dlapiper.com

Christopher C. Paci

christopher.paci@dlapiper.com

T 212.335.4970

F 212.884.8470

July 12, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Attention:	H. Christopher Owings, Assistant Director

Mara Ransom, Legal Branch Chief

William Thompson, Accounting Branch Chief

Tony Watson, Staff Accountant

Scott Anderegg, Staff Attorney

Re:	Teavana Holdings, Inc.

Registration Statement on Form S-1

File No. 333-173775

Supplemental Correspondence

Ladies and Gentlemen:

On behalf of our client Teavana Holdings, Inc., a Delaware corporation (“Teavana” or the “Company”), we are submitting this letter in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-1 (File No. 333-173775) (the “Registration Statement”). This letter follows upon a telephone conversation held yesterday morning among Mara Ransom and Scott Anderegg of the Staff, the undersigned, and Michael Schiavone of Shearman & Sterling LLP, underwriter counsel.

The purpose of this letter is to notify the Staff of certain information that the Staff requested in Comment 1 to its comment letter dated May 25, 2011 in order to enable the Staff to complete its review of the Registration Statement and provide an update regarding offering timing considerations.

Stock Split, Price Range and Number of Shares Offered

This past weekend, representatives of the managing underwriters presented to the Company’s management and recommended including a price range of $13 to $15 per share (with an assumed initial offering price equal to the midpoint of the range) for the Company’s offering on the cover pages and elsewhere in the prospectus to be included in Amendment No. 4 to the Registration Statement, assuming the offering were to launch in the next 10 days. During their discussions with the Company’s management, the representatives of the managing underwriters indicated that the proposed range was subject to fluctuation based on market conditions. Furthermore, in connection with the discussion of the price range, the managing underwriters also presented to the Company’s management and recommended a 3.703-for-1 forward stock split and a total number of shares to be offered of 7,142,858 shares (comprised of 1,071,429 primary shares and 6,071,429 secondary shares).

As discussed with Ms. Ransom and Mr. Anderegg yesterday morning, the Company is hereby submitting under cover of this letter changed pages to the Registration Statement that contain revisions to the disclosure giving effect to the stock split, midpoint of the price range and number of shares offered described in the previous paragraph. Specifically, the pages of the Registration Statement submitted hereby include the following sections of the prospectus:

•	Front cover page;

•	Prospectus Summary—The Offering (page 5-6);

•	Summary Consolidated Financial Data (page 7);

•	Use of Proceeds (page 24);

•	Capitalization (pages 25-26);

•	Dilution (pages 27-28);

•	Unaudited Pro Forma Consolidated Financial Data (page 29, 30, 33);

•	Management’s Discussion and Analysis—Critical Accounting Policies and Estimates—Fair Value Measurements—Valuation Methodologies Used in Determining Fair Value (page 54);

•	Management—Director Compensation (page 78);

•	Compensation Discussion and Analysis—Outstanding Equity Awards at Fiscal Year End (page 88);

•	Description of Capital Stock (page 98);

•	Consolidated Balance Sheets (page F-3); Consolidated Statements of Operations (page F-4); Consolidated Statements of Changes in Redeemable Common Stock and Stockholders’ Deficit (page F-5);

•

Note 6 to Consolidated Financial Statements, “Common and Preferred Stock” (page F-14); Note 8 to Consolidated Financial Statements, “Net Income per Share” (page F-16); Note 10 to Consolidated Financial Statements, “Stock-Based Compensation” (pages F-18 and F-19); Note 15 to Consolidated Financial Statements, “Subsequent Events” (page F-22); Condensed Consolidated Balance Sheets (page F-23);

•	Condensed Consolidated Statements of Operations (page F-24); Condensed Consolidated Statements of Changes in Redeemable Common Stock and Stockholders’ Deficit (page F-25); and

•

Note 4 to Condensed Consolidated Financial Statements, “Common and Preferred Stock” (pages F-29 and F-30); Note 6 to Condensed Consolidated Financial Statements, “Net Income per Share” (page F-31); Note 8 to Condensed Consolidated Financial Statements, “Stock-Based Compensation” (pages F-33 and F-34); Note 11 to Condensed Consolidated Financial Statements, “Subsequent Events” (page F-35)

In connection with the Staff’s completing its review of the Company’s option pricing and fair value determinations, the Company respectfully directs the Staff’s attention to the sections captioned “Fair Value Measurements—Significant Factors in Determining Fair Value,” “—

Valuation Methodologies Used in Determining Fair Value” and “Stock-Based Compensation” at pages 53 and 54 in Management’s Discussion and Analysis. These disclosures include a detailed explanation of the Company’s approach to accounting for stock-based compensation, the methodology used by the Company to determine the fair value of its stock on dates when options were granted by the Board of Directors and at each reporting date, factors and approaches considered by the Company in determining fair value and factors that caused the fair value to change over time.

Timing Considerations

As previously advised by phone to Mr. Anderegg, the Company supplementally confirms to the Staff that it anticipates printing its preliminary prospectus on July 15, 2011 and commencing its road show on July 18, 2011, with a target pricing date of July 27, 2011. To achieve this schedule, the Company respectfully requests that the Staff complete its review so as to enable the Company to clear any remaining comments on or prior to July 14, 2011.

*******

If you have any questions regarding the information conveyed in this letter and its enclosures, please do not hesitate to call me at 212.335.4970.

Very truly yours,

/s/ Christopher C. Paci

Christopher C. Paci

Enclosures

cc:	Andrew T. Mack

Daniel P. Glennon

Teavana Holdings, Inc.

Lori Turbe

Grant Thornton LLP

Michael J. Schiavone

Shearman & Sterling LLP

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated July 5, 2011

7,142,858 Shares

Common Stock

This is the initial public offering of shares of common stock of Teavana Holdings, Inc.

Teavana Holdings, Inc. is offering 1,071,429 shares of common stock. The selling stockholders identified in this prospectus are offering an additional 6,071,429 shares of common stock. We will not receive any proceeds from the sale of shares by the selling stockholders.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $13.00 and $15.00.

We intend to apply to list our common stock on the New York Stock Exchange under the symbol “TEA.”

See “Risk Factors” beginning on page 9 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Teavana Holdings, Inc.	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The underwriters may also exercise their option to purchase up to an additional 1,071,429 shares from the selling stockholders, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus to cover overallotments, if any.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2011.

BofA Merrill Lynch	Goldman, Sachs & Co.

Prospectus dated                     , 2011.

The Offering

Common stock offered by us	1,071,429 shares

Common stock offered by the selling stockholders	6,071,429 shares

Common stock to be outstanding immediately after this offering	38,040,518 shares

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting the underwriting discount and estimated expenses, will be approximately $13.2 million, assuming an initial public offering price of $14.00 per share, the midpoint of the estimated price range set forth on the cover of this prospectus.

We will not receive any proceeds from the sale of shares by the selling stockholders.

We intend to use the net proceeds from this offering to redeem all outstanding shares of our Series A redeemable preferred stock, to pay offering-related expenses, and to repay all outstanding indebtedness under our amended revolving credit facility. In the event that the net proceeds available to be applied to our credit facility are less than the amount of indebtedness outstanding under it at the closing of this offering, we will pay down that indebtedness by the amount of net proceeds available to be applied. We intend to use any remaining net proceeds for general corporate purposes, including working capital and capital expenditures. See “Use of Proceeds.”

Principal stockholders	Upon consummation of this offering, Andrew Mack, our founder and Chief Executive Officer, and a fund advised by Parallel will own approximately 57.9% and 18.8%, respectively, of our outstanding common stock.

We do not intend to take advantage of the “controlled company” exemption from certain of the corporate governance listing standards of the New York Stock Exchange.

Dividend policy	We currently expect to retain future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. The declaration and payment of any dividends in the future will be at the discretion of our Board of Directors and will depend on a number of factors, including our earnings, capital requirements, overall financial condition, and contractual restrictions, including under our amended revolving credit facility and other indebtedness we may incur. See “Dividend Policy.”

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 10 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Symbol for trading on New York Stock Exchange	“TEA”

The number of shares of common stock that will be outstanding after this offering is based on 36,749,460 shares of our common stock outstanding as of May 1, 2011 and excludes:

•

1,622,511 shares of common stock issuable upon the exercise of options outstanding as of May 1, 2011 under our 2004 Management Incentive Plan, with a weighted average exercise price of $1.36 per share, after giving effect to the sale of shares in this offering acquired by certain of the selling stockholders upon exercise of options granted to them under that plan;

•

600,000 shares of common stock reserved for issuance upon the exercise of options to be granted in connection with this offering under our 2011 Equity Incentive Plan, which we intend to adopt prior to this offering, such options to be granted at an exercise price per share equal to the initial public offering price set forth on the cover page of this prospectus and anticipated to represent approximately 80% of the number of shares reserved for issuance under this plan; and

•

150,000 shares of common stock reserved for future issuance under our 2011 Equity Incentive Plan, anticipated to represent approximately 20% of the number of shares reserved for issuance under this plan.

Unless otherwise indicated, the information in this prospectus assumes:

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, which will occur immediately prior to the consummation of this offering;

•	the conversion of all shares of our Class B redeemable common stock into an equal number of shares of Class A common stock immediately prior to the consummation of this offering;

•	the reclassification of our Class A common stock as common stock immediately prior to the consummation of this offering;

•	the redemption of all shares of our Series A redeemable preferred stock for an aggregate redemption value of $10,683,333;

•	a 3.703 to 1 stock split of our common stock to be effected prior to the consummation of this offering;

•	an initial public offering price of $14.00 per share of common stock, the midpoint of the estimated price range set forth on the cover of this prospectus; and

•	no exercise by the underwriters of their option to purchase up to 1,071,429 additional shares of common stock from the selling stockholders to cover overallotments, if any.

Summary Consolidated Financial and Other Data

The following table presents summary consolidated financial and other data for the periods and at the dates indicated. The consolidated statement of operations and cash flows data for the three fiscal years ended February 1, 2009, January 31, 2010 and January 30, 2011 and the consolidated balance sheet data as of January 31, 2010 and January 30, 2011 have been derived from audited consolidated financial statements included elsewhere in this prospectus. The consolidated balance sheet data as of February 1, 2009 have been derived from audited consolidated financial statements not included in this prospectus. The consolidated statement of operations and cash flows data for the thirteen weeks ended May 2, 2010 and May 1, 2011 and consolidated balance sheet data as of May 1, 2011 have been derived from our unaudited condensed consolidated financial statements appearing elsewhere in this prospectus. You should read these data along with the sections of this prospectus entitled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of results to be expected for any future period.

	Fiscal Year Ended			Thirteen Weeks Ended
	February 1, 2009	January 31, 2010	January 30, 2011	May 2, 2010	May 1, 2011
				(unaudited)
	(dollars in thousands, except per share and store data)
Consolidated Statement of Operations Data:
Net sales	$63,861	$90,262	$124,701	$25,773	$34,939
Cost of goods sold (exclusive of depreciation shown separately below)	27,193	36,435	46,275	10,021	12,451

Gross profit	36,668	53,827	78,426	15,752	22,488

Selling, general and administrative expense	29,242	38,142	50,571	10,800	14,758
Depreciation and amortization expense	2,666	3,489	4,361	973	1,274

Income from operations	4,760	12,196	23,494	3,979	6,456
Interest expense, net	2,061	2,435	2,585	623	689

Income before income taxes	2,699	9,761	20,909	3,356	5,767
Provision for income taxes	1,502	4,470	8,906	1,429	2,444

Net income	$1,197	$5,291	$12,003	$1,927	$3,323

Net income per share:
Basic	$0.03	$0.14	$0.33	$0.05	$0.09
Diluted	$0.03	$0.14	$0.32	$0.05	$0.09

Weighted average shares outstanding:
Basic	36,749,461	36,749,461	36,749,461	36,749,461	36,749,461
Diluted	37,095,308	37,322,198	37,725,067	37,471,930	37,728,622

Pro Forma Consolidated Statement of Operations Data (unaudited):
Pro forma interest expense, net (1)			$440		$90
Pro forma net income			14,147		3,922
Pro forma net income per share—Basic			0.38		0.10
Pro forma net income per share—Diluted			$0.37		$0.10

Consolidated Balance Sheet Data (end of period):
Cash and cash equivalents	$1,168	$1,314	$7,901		$3,740
Total assets	35,353	41,767	64,126		65,802
Series A redeemable preferred stock (1)	9,058	10,848	12,992		13,591
Total debt	5,535	1,250	1,000		1,000
Class B redeemable common stock	15,808	21,888	81,401		87,253
Total stockholders’ deficit (2)	$(7,086)	$(7,706)	$(55,059)		$(57,626)

USE OF PROCEEDS

Assuming an initial public offering price of $14.00 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), we estimate that we will receive net proceeds from this offering of approximately $13.2 million after deducting the underwriting discount and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders, including any shares sold by certain of the selling stockholders in connection with the exercise of the underwriters’ overallotment option to purchase additional shares.

A $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share would increase (decrease) the net proceeds to us from this offering by approximately $1.0 million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

We intend to use the net proceeds to us from this offering in the following order:

•	to redeem all outstanding shares of our Series A redeemable preferred stock, all of which is held by Teavana Investment LLC, for an aggregate redemption value of $10,683,333;

•	to pay offering-related expenses of approximately $1.8 million; and

•	to repay all of the outstanding indebtedness under our amended revolving credit facility with Fifth Third Bank.

In the event that the net proceeds available to be applied to repay indebtedness outstanding under our amended revolving credit facility are less than the total amount of debt outstanding under it at the closing of this offering, we will pay down that indebtedness by the amount of net proceeds available to be applied. We intend to use any remaining net proceeds for general corporate purposes, including working capital and capital expenditures.

At May 1, 2011, the balance outstanding under our amended revolving credit facility was $1.0 million, and the interest rate with respect to those borrowings on that date was 6.0%. Our amended revolving credit facility expires on April 22, 2016.

The amount and timing of our actual working capital requirements and capital expenditures will depend on numerous factors related to the implementation of our growth plan, including the number of new stores opened in each fiscal period, increased volumes purchased from our vendors, the expansion of our distribution center and other infrastructure investments. Accordingly, our management will have broad discretion in the amount and timing of the application of the net proceeds to our working capital and capital expenditure requirements, and investors will be relying on the judgment of our management regarding such application of the proceeds from this offering.

DIVIDEND POLICY

We have never declared or paid regular cash dividends on our common stock. We currently expect to retain all future earnings for use in the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future. The declaration and payment of any dividends in the future will be determined by our Board of Directors, in its discretion, and will depend on a number of factors, including our earnings, capital requirements, overall financial condition, and contractual restrictions, including under our amended revolving credit facility and other indebtedness we may incur.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of May 1, 2011 on:

•	an actual basis; and

•

an as adjusted basis to give effect to (i) the sale of shares of common stock by us in this offering, after deducting the underwriting discount and estimated offering expenses payable by us, and the application of a portion of the net proceeds therefrom to pay offering-related expenses and repay outstanding indebtedness under our amended revolving credit facility as described under “Use of Proceeds,” (ii) the conversion of our Class B redeemable common stock into Class A common stock, and (iii) the reclassification of all of our Class A common stock into common stock.

You should read this table together with “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and notes thereto included elsewhere in this prospectus.

	As of May 1, 2011
	Actual	As Adjusted
	(unaudited, in thousands)
Cash and cash equivalents	$3,740	$4,956

Series A redeemable preferred stock, $.0001 par value; 10,683,333 shares authorized, issued and outstanding, actual; no shares issued and outstanding, as adjusted (1)	$13,591	$—
Long-term debt	1,000	—
Class B redeemable common stock, $.00003 par value; 50,000,000 shares authorized, 9,005,217 shares issued and outstanding, actual; no shares issued and outstanding, as adjusted (2)	87,253	—
Stockholders’ (deficit)/equity:		—
Class A common stock, $.00003 par value; 50,000,000 shares authorized, 27,744,243 shares issued and outstanding, actual; no shares issued and outstanding, as adjusted	1	—
Common stock, $.00003 par value; no shares authorized, no shares issued and outstanding, actual; 100,000,000 shares authorized, 38,040,518 shares issued and outstanding, as adjusted	—	1
Additional paid-in capital (3)	—	103,331
Accumulated deficit	(57,627)	(57,627)

Total stockholders’ (deficit)/equity (3)	(57,676)	45,705

Total capitalization (3)	$44,218	$45,705

(1)	Our Series A redeemable preferred stock was issued on December 15, 2004 with a mandatory redemption date upon the earlier of a public offering or December 15, 2011. The Series A redeemable preferred stock had an original redemption value of approximately $10.7 million with annual accretion at a rate of 5%. The cumulative annual accretion of the redemption value will be forgiven at the redemption date if we achieve certain targets. The Series A redeemable preferred stock is listed as a liability on our consolidated balance sheets and condensed consolidated balance sheets due to its mandatory redemption feature. See Note 6, “Common and Preferred Stock,” in our consolidated financial statements and Note 4, “Common and Preferred Stock,” in our condensed consolidated financial statements.
(2)	Our outstanding shares of Class B redeemable common stock will be automatically converted into an equivalent number of shares of our Class A common stock upon the consummation of this offering. The Class B redeemable common stock is subject to redemption at the option of the holder from and after December 15, 2011 at a redemption price equal to the aggregate fair value of the shares being redeemed. Because of this contingent redemption feature, the Class B redeemable common stock is classified on our consolidated balance sheets and condensed consolidated balance sheets as temporary equity, rather than stockholders’ equity, with adjustments to its fair value made at each reporting date. See Note 6, “Common and Preferred Stock,” and Note 7, “Fair Value Measurements,” in our consolidated financial statements and Note 4, “Common and Preferred Stock,” in our condensed consolidated financial statements.

(3)	A $1.00 increase (decrease) in the assumed initial public offering price of $14 per share (the midpoint of the estimated price range set forth on the cover of this prospectus) would increase (decrease) each of additional paid-in capital, total stockholders’ equity and total capitalization by $1.0 million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable to us.

The number of shares of common stock outstanding set forth in the table above excludes:

•

1,622,511 shares of common stock issuable upon the exercise of options outstanding as of May 1, 2011 under our 2004 Management Incentive Plan, with a weighted average exercise price of $1.36 per share, after giving effect to the sale of shares in this offering acquired by certain of the selling stockholders upon exercise of options granted to them under that plan;

•

600,000 shares of common stock reserved for issuance upon the exercise of options to be granted in connection with this offering under our 2011 Equity Incentive Plan, which we intend to adopt prior to this offering, such options to be granted at an exercise price per share equal to the initial public offering price set forth on the cover page of this prospectus and anticipated to represent approximately 80% of the number of shares reserved for issuance under this plan; and

•

150,000 shares of common stock reserved for future issuance under our 2011 Equity Incentive Plan, anticipated to represent approximately 20% of the number of shares reserved for issuance under this plan.

DILUTION

Our pro forma consolidated net tangible book value as of May 1, 2011 was $27.2 million, or $0.74 per share of common stock. Pro forma consolidated net tangible book value per share represents consolidated tangible assets, less consolidated liabilities, divided by the aggregate number of shares of common stock outstanding, assuming (i) redemption of all of our issued and outstanding shares of Series A redeemable preferred stock, (ii) conversion of each issued and outstanding share of our Class B redeemable common stock into a share of Class A common stock, and (iii) reclassification of each issued and outstanding share of Class A common stock into a share of common stock immediately prior to the consummation of this offering, and after giving effect to the issuance by us of 1,071,429 shares of common stock upon the consummation of this offering. Following the sale by us of the 1,071,429 shares of common stock in this offering at an assumed initial public offering price of $14 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) and the receipt and application of the net proceeds to us of $13.2 million, and after deducting the underwriting discount and estimated offering expenses payable by us, our pro forma consolidated net tangible book value at May 1, 2011, as adjusted, would have been $40.4 million, or $1.06 per share. This represents an immediate increase in pro forma consolidated net tangible book value to existing stockholders of $0.32 per share and an immediate dilution to new investors of $12.94 per share. Dilution per share represents the difference between the price per share to be paid by new investors for the shares of common stock sold in this offering and the pro forma consolidated net tangible book value per share immediately after this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price	$14.00
Pro forma consolidated net tangible book value per share as of May 1, 2011	0.74
Increase in pro forma net tangible book value per share attributable to new investors	0.32
Pro forma consolidated net tangible book value per share, as adjusted for this offering	1.06

Dilution per share to new investors	$12.94

A $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), would increase (decrease) our pro forma consolidated net tangible book value after this offering by $1.0 million and the dilution per share to new investors by $13.91, in each case assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

The following table sets forth the number of shares of common stock purchased, the total consideration paid, or to be paid to us, and the average price per share paid, or to be paid, by existing stockholders (including shares to be sold in the offering acquired by certain of the selling shareholders upon exercise of options granted to them under our 2004 Management Incentive Plan) and by the new investors, at an assumed initial public offering price of $14.00 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), before deducting the underwriting discount and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	36,969,089	97.2%	$27,118	64.4%	$0.73
New investors in this offering	1,071,429	2.8	15,000	35.6	14.00

Total	38,040,518	100%	$42,118	100%

Sales by the selling stockholders in this offering will reduce the number of shares held by selling stockholders to 30,897,660 shares, or approximately 81.2% (29,826,231 shares, or approximately 78.4%, if the underwriters exercise their overallotment option in full), and will increase the number of shares held by investors participating in this offering to 7,142,858 shares, or approximately 18.8% (8,214,287 shares, or approximately 21.6%, if the underwriters exercise their overallotment option in full), of the total common stock outstanding after the offering.

The foregoing tables exclude (i) 1,622,511 shares of common stock issuable upon the exercise of options outstanding as of May 1, 2011 granted under our 2004 Management Incentive Plan, with a weighted average exercise price of $1.36 per share, after giving effect to the sale of shares in this offering acquired by certain of the selling stockholders upon exercise of options granted to them under that plan, (ii) 600,000 shares of common stock reserved for issuance upon the exercise of options to be granted in connection with this offering under our 2011 Equity Incentive Plan, which we intend to adopt prior to this offering, such options to be granted at an exercise price per share equal to the initial public offering price per share, and (iii) 150,000 shares of common stock reserved for future issuance under our 2011 Equity Incentive Plan. To the extent these options are exercised, there will be further dilution to new investors.

If the underwriters exercise their overallotment option to purchase additional shares of common stock in full, the pro forma consolidated net tangible book value after giving effect to this offering would be $1.43 per share, and the dilution in pro forma consolidated net tangible book value per share to investors in this offering would be $12.57 per share.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

The following unaudited pro forma consolidated financial data have been derived by the application of certain pro forma adjustments to our consolidated financial statements and condensed consolidated financial statements.

The unaudited pro forma consolidated financial data should be read in conjunction with, “Capitalization,” “Use of Proceeds”, “Selected Consolidated Financial and Other Data,” and our consolidated financial statements and condensed consolidated financial statements and related notes included elsewhere in this prospectus. These data may not be comparable to, or indicative of, future performance.

The unaudited pro forma condensed consolidated financial information presented below have been prepared pursuant to the rules and regulations of the SEC. Certain information and certain footnote disclosures normally included in financial statements prepared in accordance with US generally accepted accounting principals have been omitted pursuant to these rules and regulations.

The unaudited pro forma consolidated statement of operations data have been derived from our consolidated statement of operations for the fiscal year ended January 30, 2011 and condensed consolidated statement of operations for the thirteen weeks ended May 1, 2011 and give effect to this offering and the concurrent redemption of the Series A redeemable preferred stock as if these events had occurred on February 1, 2010. The unaudited pro forma consolidated balance sheet data have been derived from our condensed consolidated balance sheet as of May 1, 2011 and give effect to this offering and the concurrent redemption of the Series A redeemable preferred stock and reclassification of the Class B redeemable common stock into permanent equity as if those events had occurred on May 1, 2011.

Pro Forma Consolidated Statement of Operations Data:

	Fiscal Year Ended January 30, 2011			Thirteen Weeks Ended May 1, 2011
	Actual	Pro forma adjustments	Pro forma adjusted	Actual	Pro forma adjustments	Pro forma adjusted
		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(dollars in thousands, except per share data)
Income from operations	$23,494	$—	$23,494	$6,456	$—	$6,456
Interest expense, net	2,585	(2,145)	440	689	(599)	90

Income before income taxes	20,909	2,145	23,054	5,767	599	6,366
Provision for income taxes	8,906	—	8,906	2,444	—	2,444

Net income	$12,003	$2,145	$14,148	$3,323	$599	$3,922

Net income per share:
Basic	$0.33		$0.38	$0.09		$0.10
Diluted	$0.32		$0.37	$0.09		$0.10
Weighted average shares outstanding (historical and pro forma):
Basic	36,749,461		37,677,461	36,749,461		37,720,246
Diluted	37,725,067		38,653,068	37,728,622		38,699,408

Our Series A redeemable preferred stock was issued on December 15, 2004 with a mandatory redemption date upon the earlier of a public offering or December 15, 2011. Annual redemption value accretion and accretion of the debt discount are included in interest expense on our consolidated statements of operations and condensed consolidated statements of operations. Pro forma interest expense, net income, and net income per share give effect to our redemption of the Series A redeemable preferred stock as if such redemption had occurred on February 1, 2010, and reflect the elimination of approximately $2.1 million and $0.6 million of interest expense, all of which was non-deductible for income tax purposes, in fiscal 2010 and in the thirteen weeks ended May 1, 2011, respectively. See Note 6, “Common and Preferred Stock,” in our consolidated financial statements and Note 4, “Common and Preferred Stock,” in our condensed consolidated financial statements.

Pro Forma Consolidated Balance Sheet Data:

	May 1, 2011
	Actual	Pro forma adjustments	Pro forma adjusted
	(unaudited)	(unaudited)	(unaudited)
	(dollars in thousands)
Series A Redeemable Preferred Stock, $.0001 par value; 10,683,333 shares authorized, issued and outstanding	$13,591	$(13,591)	$—
Class B Redeemable Common Stock, $.00003 par value; 50,000,000 shares authorized, 9,005,217 shares issued and outstanding, actual; no shares authorized, shares issued and outstanding, pro forma	87,253	(87,253)	—
Stockholders’ deficit
Class A Common Stock, $.00003 par value; 50,000,000 shares authorized, 27,744,243 shares issued and outstanding, actual; no shares issued and outstanding, pro forma	1	(1)	—
Common Stock, $.00003 par value; no shares authorized, no shares issued and outstanding, actual; 100,000,000 shares authorized, 37,820,889 shares issued and outstanding, pro forma.	—	1	1
Additional paid-in capital	—	100,844	100,844
Accumulated deficit	(57,627)	—	(57,627)

Total stockholders’ (deficit) equity	$(57,626)	$100,844	$43,218

The Series A redeemable preferred stock is listed as a liability on our consolidated balance sheets and condensed consolidated balance sheets due to its mandatory redemption feature. The Series A redeemable preferred stock had an original redemption value of approximately $10.7 million with annual accretion at a rate of 5%. The cumulative annual accretion of the redemption value will be forgiven at the redemption date if we achieve certain targets. Pro forma Series A redeemable preferred stock gives effect to the redemption of the Series A redeemable preferred stock as if such redemption had occurred on May 1, 2011 and assumes that the Company achieved the targets in order for the cumulative annual accretion of redemption value to be forgiven, resulting in an effective redemption value of $10.7 million and a reclassification of the cumulative annual accretion of redemption value to additional paid-in capital within stockholders’ equity. See Note 6, “Common and Preferred Stock,” in our consolidated financial statements and Note 4, “Common and Preferred Stock,” in our condensed consolidated financial statements.

Because the Class B redeemable common stock is subject to redemption at the option of the holder from and after December 15, 2011 at a redemption price equal to the aggregate fair value of the shares being redeemed, the Class B redeemable common stock is classified on our consolidated balance sheets and condensed consolidated balance sheets as temporary equity, rather than stockholders’ equity, with adjustments to its fair value made at each reporting date. Our outstanding shares of Class B redeemable common stock will be automatically converted into an equivalent number of shares of our Class A Common stock upon the consummation of this offering. Pro forma Class B redeemable common stock at May 1, 2011 gives effect to the automatic conversion of the Class B redeemable common stock into Class A common stock, the corresponding reclassification of

	Fiscal Year Ended					Thirteen Weeks Ended
	January 28, 2007	February 3, 2008	February 1, 2009	January 31, 2010	January 30, 2011	May 2, 2010	May 1, 2011
	(unaudited)					(unaudited)
	(dollars in thousands, except per share and store data)
Net income (loss) per share:
Basic (1)	$(0.04)	$0.01	$0.03	$0.14	$0.33	$0.05	$0.09
Diluted (1)	$(0.04)	$0.01	$0.03	$0.14	$0.32	$0.05	$0.09

Weighted average shares outstanding:
Basic (1)	36,701,881	36,749,461	36,749,461	36,749,461	36,749,461	36,749,461	36,749,461
Diluted (1)	36,701,881	36,750,645	37,095,308	37,322,198	37,725,067	37,471,930	37,728,622

Pro Forma Consolidated Statement of Operations Data (unaudited):
Pro forma interest expense, net (2)					$440		$90
Pro forma net income					14,147		3,922
Pro forma net income per share—Basic					0.38		0.10
Pro forma net income per share—Diluted					$0.37		$0.10

To determine the estimated fair value of our Class B redeemable common stock at each reporting date up to and including January 31, 2010, we applied the valuation of our common stock from the option grant date closest to each respective reporting date since these option grants occurred, on average, within approximately two months of each reporting date.

We did not utilize valuations of our common stock from option grant dates to determine the estimated fair value of our Class B redeemable common stock at January 30, 2011 and May 1, 2011, since the most recent option grant date was November 1, 2009, or 15 and 18 months, respectively, earlier than these reporting dates. To determine the estimated fair value of our Class B redeemable common stock at January 30, 2011 and May 1, 2011, we performed contemporaneous valuations using the market approach under the assumption that we would complete an initial public offering within the first half of fiscal 2011 given we had selected investment banks to assist us in this process and had agreed upon a timeline with these investment banks to complete an initial public offering within this timeframe. These valuations utilized the forecasts we prepared for our selection process with investment banks and the resulting initial public offering valuation metrics and methodologies presented to us by these investment banks. In particular, we considered the public market valuations of other high-growth specialty retailers and the corresponding ratios of market value to variables such as current and projected net income and revenue for these comparable companies. We applied these multiples to both our current and projected financial performance to determine our estimated enterprise value. We did not apply a lack of marketability discount to our estimated enterprise value for our common stock given these valuations were performed for reporting dates within six months of our estimated initial public offering date.

The increase in the fair value per share of our common stock from $2.43 at January 31, 2010 to $9.04 at January 30, 2011 was due primarily to a significant increase in anticipated future net income from the forecast performed as of January 31, 2010 to the forecast performed as of January 30, 2011. This increase in future net income in our forecast was driven primarily by our net income exceeding our budgeted amount by 39% in fiscal 2010, our net income growth of 127% from fiscal 2009 to fiscal 2010, our increase in gross and operating margins in fiscal 2010 above our historical and budgeted amounts and our opening of 38 stores in fiscal 2010 representing a 46% increase over the highest number of stores opened in any prior fiscal year. Our successful execution across these key metrics in fiscal 2010 led us to significantly increase our forecasted financial performance in future years which resulted in a significant increase to our estimate of the fair value per share of our common stock from January 31, 2010 to January 30, 2011.

The fair value per share of our common stock at the time of our proposed initial public offering may be substantially above the fair value at January 30, 2011 if we continue to successfully execute our strategy resulting in continued rapid growth in sales and net income and if there is significant demand for our common stock from investors in the initial public offering.

Stock-based Compensation

Our stock-based awards are accounted for under the provisions of FASB ASC Topic 718—Stock Compensation. We measure and recognize stock-based compensation expense based on the fair value measurement for all stock-based payment awards made to our employees and directors, including stock options, over the service period for which the awards are expected to vest. We calculate the fair value of each stock option award on the date of grant using the Black-Scholes option pricing model. The determination of the fair value of stock option awards on the date of grant using an option-pricing model is affected by our stock price as well as a number of assumptions including expected term, expected volatility, risk-free interest rate and dividend yield. As a result, future stock-based compensation expense may differ from our historical amounts.

There are significant judgments and estimates inherent in the determination of fair value. These judgments and estimates include determinations of an appropriate valuation method and the selection of appropriate inputs to be used in the valuation model. The use of alternative assumptions, including expected term, volatility, risk-free interest rate and dividend yield, could cause stock-based compensation to differ significantly from what has

Code of Business Conduct and Ethics

We will adopt a code of business conduct and ethics applicable to our principal executive, financial and accounting officers and all persons performing similar functions. A copy of that code will be available on our website at www.teavana.com upon consummation of this offering. We expect that any amendments to such code, or any waivers of its requirements, will be disclosed on our website.

Director Compensation

Prior to this offering, members of our Board of Directors have not received cash compensation for their services as directors, except for the reimbursement of reasonable and documented costs and expenses incurred by directors in connection with attending any meetings of the Board of Directors or any committee thereof. Parallel, of which Mr. Fletcher is the founder and managing partner, has received fees from us, as well as reimbursement of reasonable out-of-pocket expenses incurred by it, for advisory services performed by Parallel pursuant to a letter agreement. See “Certain Relationships and Related Party Transactions—Advisory Services Agreement.” At least one of our directors has received equity grants from us in prior fiscal years for his services provided as a director, as discussed in more detail in the next paragraph.

We did not pay any cash or equity compensation to members of our Board of Directors during fiscal 2010 because all of our directors other than Mr. Nevins were either employees of our company or affiliated with our stockholder, Teavana Investment LLC. In fiscal 2005 and fiscal 2009, we granted to Mr. Nevins non-qualified stock options to purchase 37,029 shares and 18,515 shares of our Class A common stock at exercise prices of $1.12 per share and $2.43 per share, respectively.

After the consummation of this offering, our executive officers who are members of our Board of Directors and the directors who continue to provide services to, or are affiliated with, Parallel or funds advised by Parallel will not receive compensation from us for their service on our Board of Directors. Accordingly, Messrs. Mack and Fletcher will not receive compensation from us for their service on our Board of Directors. Only those directors who are considered independent directors under the corporate governance rules of the New York Stock Exchange will be eligible to receive compensation from us for their service on our Board of Directors. Messrs. Nevins, Saunders, Kyees and Dennis and other independent directors will be paid quarterly in arrears the following amounts:

•	a base annual retainer of $50,000 in cash;

•	an additional annual retainer of $35,000 in cash to the chairman of the audit committee; and

•	an additional annual retainer of $25,000 in cash to each of the chairmen of the compensation committee and the corporate governance and nominating committee.

In addition, upon initial election to our Board of Directors, each independent director will be granted an option to purchase a number of shares of our common stock having a fair market value of $100,000 on the date of grant. For each year of continued service thereafter, each independent director will be granted an annual option to purchase a number of shares of our common stock having a fair market value of $30,000 on the date of grant. Each grant will be subject to the same terms as those of our employees as described in the disclosure summarizing our 2011 Equity Incentive Plan. See “Compensation Discussion and Analysis—Stock Option and Other Compensation Plans—2011 Equity Incentive Plan.” We will also reimburse directors for reasonable expenses incurred to attend meetings of our Board of Directors or committees.

Director and Officer Indemnification Agreements

We have entered into indemnification agreements with each of our current directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth information regarding outstanding equity awards held as of January 30, 2011 by our NEOs.

Named Executive Officer	Number of Securities Underlying Unexercised Options (#)- Exercisable	Number of Securities Underlying Unexercised Options (#) - Unexercisable	Option Exercise Price ($ per Share) (6)	Option Expiration Date
Daniel P. Glennon	277,721	—	$1.12	8/1/2015
	87,029	—	1.12	2/1/2017
Peter M. Luckhurst	277,721	—	1.12	2/1/2016
Juergen W. Link	9,257	27,772	2.43	11/1/2019
Robert A. Shapiro	277,721	—	$1.12	6/1/2015

(1)	The vesting commencement date for this grant is August 1, 2005.
(2)	The vesting commencement date for this grant is February 1, 2007.
(3)	The vesting commencement date for this grant is February 1, 2006.
(4)	The vesting commencement date for this grant is November 1, 2009.
(5)	The vesting commencement date for this grant is June 1, 2005.
(6)	All options vest in the following manner: 25% on each anniversary of the grant date, commencing on the first anniversary.

Pension Benefits

None of our NEOs participates in, or has an account balance in, a qualified or non-qualified defined benefit plan sponsored by us.

Non-Qualified Deferred Compensation

None of our named executive officers participates in, or has account balances in, a traditional non-qualified deferred compensation plan or other deferred compensation plans maintained by us.

Potential Payments upon Termination or Change in Control

The following table summarizes the potential payments and benefits payable to certain of our NEOs if we terminate their employment without “Cause” or if they terminate employment with us for “Good Reason,” as described in more detail below under “Agreements with Executives.” The amount of severance that would be payable would be the same whether the termination occurred before or after a change in control of the company, and would be payable over time as described below under “Agreements with Executives.” In addition, upon a change in control of the Company, all outstanding unvested options of our NEOs would become fully vested as described below under “—Stock Options and Other Compensation Plans—2004 Management Incentive Plan.” The table below reflects the value of accelerated vesting. No other payments or benefits are triggered by a change in control of the Company. The table reflects estimated amounts assuming that termination and change in control, as applicable, occurred on January 30, 2011 and that Messrs. Mack’s and Link’s amended and restated employment agreements and Messrs. Glennon’s and Luckhurst’s employment agreements had been in effect on such date. The actual amounts that would be paid upon an NEO’s termination of employment can be determined only at the time of such event.

Name	Severance upon Termination before or after a Change in Control (1)	Value of Accelerated Stock Options upon a Change in Control (2)
Involuntary without cause
Andrew T. Mack	$491,400	N/A
Daniel P. Glennon	375,000	N/A
Peter M. Luckhurst	375,000	N/A
Juergen W. Link	280,800	N/A

Vesting upon change in control
Juergen W. Link	N/A	$387,525

(1)	The severance amounts reported for Messrs. Mack, Glennon, Luckhurst and Link represent 1.5 times base salary at January 30, 2011 assuming that Messrs. Mack’s and Link’s amended and restated employment agreements and Messrs. Glennon’s and Luckhurst’s employment agreements had been in effect on such date.
(2)	The amount reported for Mr. Link represents the value of the accelerated vesting of 7,500 stock options calculated based on the “spread” value between the fair market value of our common stock at January 30, 2011 and the exercise price of such options.

DESCRIPTION OF CAPITAL STOCK

The following discussion is a summary of the terms of our capital stock, our certificate of incorporation and our bylaws following certain amendments that we intend to make in connection with this offering, as well as certain applicable provisions of Delaware law. Forms of our amended and restated certificate of incorporation and amended and restated by-laws as they will be in effect following this offering will be filed as exhibits to the registration statement of which this prospectus is a part.

Reclassification and Redemption

Prior to this offering, we had two classes of common stock (our Class A common stock and our Class B redeemable common stock) and one class of preferred stock outstanding (our Series A redeemable preferred stock). As of May 1, 2011, there were 27,744,243 shares of our Class A common stock that were held of record by three stockholders, and 9,005,217 shares of our Class B redeemable common stock and 10,683,333 shares of our Series A redeemable preferred stock that were held of record by one stockholder. In addition, 1,842,839 shares of our Class A common stock were issuable upon exercise of outstanding options granted under our 2004 Management Incentive Plan.

In connection with this offering, each of the outstanding shares of Class B redeemable common stock will be converted into a share of our Class A common stock. Further, immediately prior to the consummation of this offering, we will amend our existing amended and restated certificate of incorporation and amended and restated bylaws such that they will reflect the descriptions of those charter documents below. In accordance with our amended and restated certificate of incorporation, which will become effective immediately prior to the consummation of this offering, each share of our outstanding Class A common stock will be reclassified automatically and without any action on the part of the holders of those shares into shares of our common stock, par value $0.0001 per share, and our total authorized number of shares of capital stock will increase as set forth below. The historical data presented in the accompanying financial statements have not been adjusted to give retroactive effect to the reclassification and redemption.

Concurrently with the consummation of this offering, we will redeem all of the 10,683,333 shares of Series A redeemable preferred stock.

Common Stock

Following this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.00003 per share, and there will be 38,040,518 shares of common stock outstanding, assuming no exercise of outstanding options other than those options being exercised in connection with the sale of underlying common stock by certain of the selling stockholders in this offering. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon consummation of this offering will be fully paid and non-assessable.

Voting rights

The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Upon the consummation of this offering, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election.

Dividend rights

Subject to preferences applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably any dividend declared by the Board of Directors.

[LOGO APPEARS HERE]

Audit • Tax • Advisory

Grant Thornton LLP

1100 Peachtree Street, NE Suite 1200

Atlanta, GA 30309-4504

T 404.330.2000

F 404.330.2047

www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

Teavana Holdings, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Teavana Holdings, Inc. and Subsidiaries (collectively, the Company) as of January 31, 2010, and January 30, 2011, and the related consolidated statements of operations, redeemable common stock and stockholders’ deficit, and cash flows for each of the three fiscal years in the period ended January 30, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Teavana Holdings, Inc. and Subsidiaries as of January 31, 2010, and January 30, 2011, and the related consolidated statements of operations, redeemable common stock and stockholders’ deficit, and cash flows for each of the three fiscal years in the period ended January 30, 2011 in conformity with accounting principles generally accepted in the United States of America.

Atlanta, GA

April 28, 2011 (except for Note 15 as to which the date is July 15, 2011)

Grant Thornton LLP

U.S. member firm of Grant Thornton International Ltd

TEAVANA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except per share data)

	January 31, 2010	January 30, 2011
Assets
Current assets
Cash and cash equivalents	$1,314	$7,901
Accounts receivable	284	292
Prepaid expenses and other assets	1,003	2,041
Prepaid rent	1,061	1,400
Inventory	11,615	16,928
Deferred tax asset, current	772	1,629

Total current assets	16,049	30,191
Property and equipment, net	22,513	31,028
Goodwill	2,394	2,394
Deferred tax asset, non-current	184	—
Other non-current assets	627	513

Total assets	$41,767	$64,126

Liabilities, Redeemable Common Stock and Stockholders’ Deficit
Current liabilities
Accounts payable	$2,564	$3,631
Income taxes payable	3,994	4,809
Deferred revenue	1,083	1,344
Note payable	250	—
Series A Redeemable Preferred Stock, $.0001 par value; 10,683,333 shares authorized, issued and outstanding	—	12,992
Other current liabilities	3,395	5,539

Total current liabilities	11,286	28,315

Long-term liabilities
Deferred franchise income	600	525
Deferred tax liability, non-current	—	420
Deferred rent	3,851	7,524
Long-term debt	1,000	1,000
Series A Redeemable Preferred Stock, $.0001 par value; 10,683,333 shares authorized, issued and outstanding	10,848	—

Total long-term liabilities	16,299	9,469

Total liabilities	27,585	37,784

Commitments and contingencies (Note 14)	—	—
Redeemable common stock
Class B Redeemable Common Stock, $.00003 par value; 50,000,000 shares authorized, 9,005,217 shares issued and outstanding	21,888	81,401
Stockholders’ deficit
Class A Common Stock, $.00003 par value; 50,000,000 shares authorized, 27,744,243 shares issued and outstanding	1	1
Additional paid-in capital	—	—
Accumulated deficit	(7,707)	(55,060)

Total stockholders’ deficit	(7,706)	(55,059)

Total liabilities, redeemable common stock and stockholders’ deficit	$41,767	$64,126

The accompanying notes are an integral part of these Consolidated Financial Statements

TEAVANA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands, except per share data)

	For the Fiscal Year Ended
	February 1, 2009	January 31, 2010	January 30, 2011
Net sales	$63,861	$90,262	$124,701
Cost of goods sold (exclusive of depreciation shown separately below)	27,193	36,435	46,275

Gross profit	36,668	53,827	78,426
Selling, general and administrative expense	29,242	38,142	50,571
Depreciation and amortization expense	2,666	3,489	4,361

Income from operations	4,760	12,196	23,494
Interest expense, net	2,061	2,435	2,585

Income before income taxes	2,699	9,761	20,909
Provision for income taxes	1,502	4,470	8,906

Net income	$1,197	$5,291	$12,003

Net income per share:
Basic	$0.03	$0.14	$0.33
Diluted	$0.03	$0.14	$0.32
Weighted average number of shares outstanding:
Basic	36,749,461	36,749,461	36,749,461
Diluted	37,095,308	37,322,198	37,725,067

The accompanying notes are an integral part of these Consolidated Financial Statements

TEAVANA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE COMMON STOCK

AND STOCKHOLDERS’ DEFICIT

(dollars in thousands, except share data)

	Class B Redeemable Common Stock		Total Redeemable Common Stock	Class A Common Stock		Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount		Shares	Amount
Balance, February 3, 2008	9,005,217	$12,160	$12,160	27,744,243	$1	$—	$(4,843)	$(4,842)
Net income	—	—	—	—	—	—	1,197	1,197
Change in fair value of class B redeemable common stock	—	3,648	3,648	—	—	(207)	(3,441)	(3,648)
Stock-based compensation	—	—	—	—	—	207	—	207

Balance, February 1, 2009	9,005,217	15,808	15,808	27,744,243	1	—	(7,087)	(7,086)
Net income	—	—	—	—	—	—	5,291	5,291
Change in fair value of class B redeemable common stock	—	6,080	6,080	—	—	(169)	(5,911)	(6,080)
Stock-based compensation	—	—	—	—	—	169	—	169

Balance, January 31, 2010	9,005,217	21,888	21,888	27,744,243	1	—	(7,707)	(7,706)
Net income	—	—	—	—	—	—	12,003	12,003
Change in fair value of class B redeemable common stock	—	59,513	59,513	—	—	(157)	(59,356)	(59,513)
Stock-based compensation	—	—	—	—	—	157	—	157

Balance, January 30, 2011	9,005,217	$81,401	$81,401	27,744,243	$1	$—	$(55,060)	$(55,059)

The accompanying notes are an integral part of these Consolidated Financial Statements

Notes to Consolidated Financial Statements

(dollars in thousands, except per share and store data)

$1,000 under the LIBOR pricing method (3.75% at January 30, 2011) and $0 under the base lending rate pricing method (3.01% at January 30, 2011).

The Credit Agreement specifies the Company must comply with certain financial and non-financial covenants. The Credit Agreement does not permit the payment of any dividends and thus 100% of the Company’s net income is restricted for purposes of dividend payments. The restriction on the payment of dividends applies to the Company and all of its subsidiaries. The Credit Agreement also restricts all of the subsidiaries of the Company from making loans or advances to the Company. The Company was in compliance with these covenants on all respective measurement dates.

On April 22, 2011 the Company entered into an amendment to the Credit Agreement that will extend the revolving credit facility for an additional five years through April 22, 2016 (see Note 15).

6.	Common and Preferred Stock

The Company had 27,744,243 shares of Class A Common Stock, 9,005,217 shares of Class B Redeemable Common Stock and 10,683,333 shares of Series A Redeemable Preferred Stock outstanding on January 30, 2011 and January 31, 2010. The Class A Common Stock and Class B Redeemable Common Stock entitles the holder to one vote per share. The Series A Redeemable Preferred Stock is non-voting. The Series A Redeemable Preferred Stock is senior to the Class A Common Stock and the Class B Redeemable Common Stock. In the event of a liquidation event, dissolution or winding up of the business, each holder of the Series A Redeemable Preferred Stock then outstanding will be entitled to be paid out of the assets of the Company, available for distribution to its stockholders, before any payment will be made or assets distributed to the holders of the Class A Common Stock or Class B Redeemable Common Stock. The holders of the Class A Common Stock and Class B Redeemable Common Stock are entitled to share ratably in the assets remaining after payment of liabilities and the redemption value of any outstanding preferred stock. The Series A Redeemable Preferred Stock also contains preferences in the declaration of dividends. The holders of the Class A Common Stock and Class B Redeemable Common Stock are entitled to receive dividends declared by the Board of Directors on a pro-rata basis after distribution to the holders of the Series A Redeemable Preferred Stock.

The shares of Class B Redeemable Common Stock may be convertible into an equivalent number of shares of Class A Common Stock at any time at the option of the holder and shall automatically convert upon (i) the sale, transfer, assignment or conveyance to a competitor or (ii) the consummation of a qualified public offering (as defined). After December 15, 2011, each holder of shares of Class B Redeemable Common Stock has the right to require the Company to redeem its shares by delivery of written notice to the Company. Within 60 days of the notice, the Company is required to pay an amount in cash to each holder equal to the fair market value of the shares of the Class B Redeemable Common Stock. Due to this contingent redemption feature, the Class B Redeemable Common Stock is classified in the Consolidated Balance Sheets as temporary equity rather than stockholders’ equity, with adjustments to the fair value of the Class B Redeemable Common Stock made at each reporting date.

The Series A Redeemable Preferred Stock was issued on December 15, 2004 with a mandatory redemption date upon the earlier of an initial public offering or December 15, 2011, (“Redemption Date”). The Series A Redeemable Preferred Stock contains a liquidation preference of $1.00 per share, with annual accretion at a rate of 5% and accretion of a debt discount from December 15, 2004 through the Redemption Date that are included in interest expense on the Consolidated Statements of Operations. The liquidation preference, or “Redemption Value,” will increase each year based on the accretion of the shares. However the annual accretion of the Redemption Value will be forgiven at the Redemption Date upon the Company consummating a liquidity event or public offering in respect of which the fair market value of the initial public offering exceeds $82,800, as specified in the Company’s Amended and Restated Certificate of Incorporation. In accordance with ASC 480, Distinguishing Liabilities from Equity, the Company classifies

Notes to Consolidated Financial Statements

(dollars in thousands, except per share and store data)

8.	Net income per share

The following table sets forth the computation of basic and diluted net income per share in accordance with ASC 260, Earnings per Share (“ASC 260”). Basic net income per share is calculated by dividing net income by the weighted-average common shares outstanding during the period. Diluted net income per share is calculated by dividing net income by the weighted-average number of common shares plus potentially dilutive common shares, primarily consisting of the Company’s non-qualified stock options, outstanding during the period. The treasury stock method was used to determine the dilutive effect of the stock options. The following table details the calculation of basic and diluted net income per share:

	Year ended
	February 1, 2009	January 31, 2010	January 30, 2011
Numerator:
Net Income	$1,197	$5,291	$12,003

Denominator:
For basic net income per share-weighted average shares basis	36,749,461	36,749,461	36,749,461
Effect of dilutive stock options	345,847	572,737	975,606

Denominator for diluted net income per share-adjusted weighted average shares basis	37,095,308	37,322,198	37,725,067

Net income per share:
Basic	$0.03	$0.14	$0.33
Diluted	$0.03	$0.14	$0.32

As of January 30, 2011, the Company had 27,744,243 and 9,005,217 shares of Class A Common stock and Class B Redeemable Common Stock, respectively, outstanding. The Class A Common Stock and Class B Redeemable Common Stock share equally in rights to dividends and undistributed earnings and also share equally in voting rights. As a result, the two class method was not required for computation of net income per share.

The Company has not issued stock-based payment awards to date that meet the criteria of participating securities.

9.	Leases

The Company has entered into operating leases for its stores, distribution center and store support center. Initial lease terms for stores are generally ten years with rent escalations and no renewal options. Rent expense for leases with rent escalations is recognized on a straight-line basis over the term of the lease. The leases are net leases under which the Company pays the taxes, insurance and common area maintenance costs. The leases may also provide for both minimum rent payments and contingent rentals based on a percentage of sales in excess of specified amounts. In certain leases, the landlord also charges the Company a portion of its marketing expense.

Notes to Consolidated Financial Statements

(dollars in thousands, except per share and store data)

(1)	The Company did not grant stock options during fiscal 2010.
(2)	Represents the period of time options are expected to remain outstanding. As the Company has only awarded “plain vanilla options” as described by ASC 718-10-S99, Compensation—Stock Compensation: Overall: SEC Materials, the Company used the “simplified method” for determining the expected life of options granted. The simplified method calculates the expected term as the sum of the vesting term and the original contract term divided by two. The Company will continue to use the simplified method until such time that it has sufficient historical data for options to estimate the expected term of stock-based awards.
(3)	Based on the US Treasury yield curve in effect at the time of grant.
(4)	Expected stock price volatility is based on the Company’s peer group average implied volatility.
(5)	The Company has not paid regular dividends on its common stock and does not expect to pay dividends on its common stock in the foreseeable future.

The following table represents stock options granted, cancelled or expired under the plan during fiscal 2008, 2009 and 2010. There were no options that expired or that were exercised during each of these periods:

	Options	Weighted Average Exercise Price
Outstanding at February 3, 2008	1,349,723	$1.14
Granted	327,710	1.64
Cancelled or expired	(7,406)	1.35

Outstanding at February 1, 2009	1,670,027	1.24
Granted	181,444	2.43
Cancelled or expired	—	—

Outstanding at January 31, 2010	1,851,471	1.36
Granted	—	—
Cancelled or expired	—	—

Outstanding at January 30, 2011	1,851,471	$1.36

The weighted-average grant-date fair value of stock options granted during fiscal years 2008 and 2009 was $0.66 and $1.29, per stock option.

Notes to Consolidated Financial Statements

(dollars in thousands, except per share and store data)

Under the Plan, options generally become exercisable over a four-year period and expire ten years from the date of grant. Option grants generally vest 25% on each anniversary of the grant date, commencing with the first anniversary. As of January 31, 2010, the Company had granted all available stock options under the Plan. The following is a summary of the changes in the Company’s non-vested stock options for fiscal years ended February 1, 2009, January 31, 2010 and January 30, 2011:

	Number of Shares	Weighted Average Grant-Date Fair Value
Non-vested stock options outstanding at February 3, 2008	822,053	$0.50
Granted	327,710	0.66
Vested	(335,579)	0.49
Cancelled or expired	(7,406)	0.57

Non-vested stock options outstanding at February 1, 2009	806,778	0.57
Granted	181,444	1.29
Vested	(396,676)	0.53
Cancelled or expired	—	—

Non-vested stock options outstanding at January 31, 2010	591,544	0.81
Granted	—	—
Vested	(222,177)	0.73
Cancelled or expired	—	—

Non-vested stock options outstanding at January 30, 2011	369,367	$0.86

The total fair value of vested stock options was $165, $209, and $162 during fiscal 2008, 2009 and 2010, respectively. As of January 30, 2011, there was $247 of total unrecognized compensation cost related to non-vested stock option awards. The compensation cost is expected to be recognized through fiscal 2013, based on existing vesting terms with the weighted average remaining expense recognition period being approximately 2.6 years. Additionally, these non-vested options could vest earlier in the event of a change of control or initial public offering resulting in immediate recognition of unrecognized compensation cost.

The options outstanding at January 30, 2011, are summarized below:

Number of Shares Outstanding	Options Exercisable	Exercise Price	Average Remaining Contractual Life (in Years)
1,212,713	1,175,684	$1.12	4.9
129,603	97,202	1.35	6.8
277,721	138,860	1.62	7.2
49,990	24,995	1.76	7.6
181,444	45,363	2.43	8.8

1,851,471	1,482,104		5.8

There were 1,482,104 options exercisable as of January 30, 2011 with a weighted average exercise price of $1.23 per share and intrinsic value of $790.

Notes to Consolidated Financial Statements

(dollars in thousands, except per share and store data)

13.	Employee Benefit Plan

The Company established the Teavana Corporation Retirement Savings Plan (the “Teavana 401(k) Plan”) on July 1, 2006. Under this plan, employees of the Company who are 21 years of age or older and that have completed six months of service are eligible to participate. The Company matches 100% of participant contributions up to 1% of participant compensation and 50% of participant contributions from 1% to 6% of a participant’s compensation.

Company contributions to the Teavana 401(k) Plan were $184, $334 and $416 during fiscal 2008, 2009 and 2010, respectively.

14.	Commitments and Contingencies

The Company is involved in various legal proceedings encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material adverse effect on the Company’s financial position or results of operations.

15.	Subsequent Events

The Company has evaluated subsequent events from the balance sheet date to April 28, 2011, the date the Consolidated Financial Statements were available to be issued, and through July 15, 2011, the date the Consolidated Financial Statements were reissued, and identified the following items.

On April 22, 2011, the Company entered into an amendment to the existing loan and security agreement with Fifth Third Bank, which extends the maturity of this facility until April 22, 2016.

Under the amended revolving credit facility, the borrowing capacity is equal to the lesser of (i) the Maximum Revolving Facility (as defined), less the undrawn face amount of any letters of credit outstanding at the time a drawdown on the revolving credit facility is made, and (ii) the Borrowing Base (as defined). The Maximum Revolving Facility is equal to (i) prior to August 1, 2011, $40,000, (ii) from August 1, 2011 to December 31, 2011, $50,000, and (iii) on and after December 31, 2011, $40,000. The Borrowing Base is defined as the sum of (i) 200% of Consolidated EBITDA (as defined) for the most recent trailing twelve-month period for which financial statements are available, minus (ii) the aggregate undrawn face amount of any letters of credit outstanding at the time a drawdown on the revolving credit facility is made, minus (iii) such reserves as may be established by the lender in its Permitted Discretion (as defined), but not to exceed 35% of the Borrowing Base. The revolving credit facility includes a $5.0 million sublimit for the issuance of letters of credit.

Indebtedness incurred under the amended revolving credit facility will bear interest at a rate of LIBOR (subject to a minimum level of 1.5%) plus an applicable margin of 4.50% or at a rate of the lender’s base commercial lending rate plus an applicable margin of 3.00%. The amended loan and security agreement includes customary negative and affirmative covenants. Indebtedness incurred under both the amended loan and security agreement and the original loan and security agreement is collateralized by substantially all of our assets.

On July 13, 2011, the board of directors and the stockholders of the Company approved a 3.703-for-1 stock split for each outstanding share of Class A common stock, with effect from the filing of a Certificate of Amendment to the Company’s Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware. As a result of the stock split, the number of shares of Class A common stock into which each share of Class B common stock will convert will be adjusted to the number of shares of Class A common stock which such holder would have been entitled to receive after the occurrence of such stock split had the Class B common stock been converted immediately prior to the stock split. All issued and outstanding shares of Class A common stock and Class B common stock and stock options exercisable for Class A common stock have been retroactively adjusted to reflect this stock split for all periods presented.

TEAVANA HOLDINGS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except per share data)

	January 30, 2011	May 1, 2011
		(unaudited)
Assets
Current assets
Cash and cash equivalents	$7,901	$3,740
Inventory	16,928	18,286
Other current assets	5,362	5,827

Total current assets	30,191	27,853
Property and equipment, net	31,028	34,795
Goodwill	2,394	2,394
Other non-current assets	513	760

Total assets	$64,126	$65,802

Liabilities, Redeemable Common Stock and Stockholders’ Deficit
Current liabilities
Income taxes payable	$4,809	$2,112
Series A Redeemable Preferred Stock, $.0001 par value; 10,683,333 shares authorized, issued and outstanding	12,992	13,591
Other current liabilities	10,514	9,659

Total current liabilities	28,315	25,362

Long-term liabilities
Deferred rent	7,524	8,943
Long-term debt	1,000	1,000
Other long-term liabilities	945	870

Total long-term liabilities	9,469	10,813

Total liabilities	37,784	36,175

Commitments and contingencies (Note 10)	—	—
Redeemable common stock
Class B Redeemable Common Stock, $.00003 par value; 50,000,000 shares authorized, 9,005,217 issued and outstanding	81,401	87,253
Stockholders’ deficit
Class A Common Stock, $.00003 par value; 50,000,000 shares authorized, 27,744,243 issued and outstanding	1	1
Additional paid-in capital	—	—
Accumulated deficit	(55,060)	(57,627)

Total stockholders’ deficit	(55,059)	(57,626)

Total liabilities, redeemable common stock and stockholders’ deficit	$64,126	$65,802

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

TEAVANA HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

(dollars in thousands, except per share data)

	Thirteen Weeks Ended
	May 2, 2010	May 1, 2011
Net sales	$25,773	$34,939
Cost of goods sold (exclusive of depreciation shown separately below)	10,021	12,451

Gross profit	15,752	22,488
Selling, general and administrative expense	10,800	14,758
Depreciation and amortization expense	973	1,274

Income from operations	3,979	6,456
Interest expense, net	623	689

Income before income taxes	3,356	5,767
Provision for income taxes	1,429	2,444

Net income	$1,927	$3,323

Net income per share:
Basic	$0.05	$0.09
Diluted	$0.05	$0.09
Weighted average number of shares outstanding:
Basic	36,749,461	36,749,461
Diluted	37,471,930	37,728,622

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

TEAVANA HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN REDEEMABLE COMMON STOCK

AND STOCKHOLDERS’ DEFICIT

(unaudited, unless specified audited)

(dollars in thousands, except share data)

	Class B Redeemable Common Stock		Total Redeemable Common Stock	Class A Common Stock		Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount		Shares	Amount
Balance, January 30, 2011 (audited)	9,005,217	$81,401	$81,401	27,744,243	$1	$—	$(55,060)	$(55,059)
Net income	—	—	—	—	—	—	3,323	3,323
Change in fair value of class B redeemable common stock	—	5,852	5,852	—	—	38	(5,890)	(5,852)
Stock-based compensation	—	—	—	—	—	37	—	37
Repurchase of stock-based awards	—	—	—	—	—	(75)	—	(75)

Balance, May 1, 2011	9,005,217	$87,253	$87,253	27,744,243	$1	$—	$(57,627)	$(57,626)

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

Notes to Condensed Consolidated Financial Statements

(unaudited)

(dollars in thousands, except per share and store data)

entered into an amendment to the Credit Agreement that increased the revolving credit facility and extended its term for five years through April 22, 2016. The Credit Agreement provides for a fluctuating revolving credit facility up to $50,000 through April 22, 2016. The borrowing capacity is equal to (i) the lesser of the maximum revolving facility, less the undrawn face amount of any letters of credit outstanding and (ii) the borrowing base. The maximum availability of the revolving credit facility is equal to (i) prior to August 1, 2011, $40,000, (ii) from August 1, 2011 to December 31, 2011, $50,000 and (iii) on and after December 31, 2011, $40,000. The borrowing base is defined as the sum of (i) 200% of Consolidated adjusted EBITDA (as defined) for the most recent twelve month trailing period for which financial statements are available, minus (ii) the aggregate undrawn face amount of any outstanding letters of credit at the time a drawdown on the revolving credit facility is made, minus (iii) such reserves as may be established by the lender in its discretion, but not to exceed 35% of the Borrowing Base. The revolving credit facility includes a $5,000 sublimit for the issuance of letters of credit. The Credit Agreement is secured by substantially all of the assets of the Company. The revolving credit facility under the Credit Agreement had a balance outstanding of $1,000, undrawn face amounts on letters of credit of $1,000 and availability of $38,000 on May 1, 2011.

The revolving credit facility in the Credit Agreement bears interest at a rate of LIBOR (subject to a minimum level of 1.5%) plus an applicable margin of 4.50% or at a rate of the lender’s base commercial lending rate plus a margin of 3.00%. The balance under the revolving credit facility on May 1, 2011 contained $1,000 under the LIBOR pricing method at a rate of 6.0% and $0 under the base lending rate pricing method at a rate of 6.25%.

The Credit Agreement specifies the Company must comply with certain financial and non-financial covenants. The Credit Agreement does not permit the payment of any dividends and thus 100% of the Company’s net income is restricted for purposes of dividend payments. The restriction on the payment of dividends applies to the Company and all of its subsidiaries. The Credit Agreement also restricts all of the subsidiaries of the Company from making loans or advances to the Company. The Company was in compliance with these covenants on all respective measurement dates.

Deferred financing costs totaling $424 were incurred in connection with the amendment to the Credit Agreement and will be amortized to interest expense over the five-year term of the facility using the straight-line method. The unamortized loan costs from the original Credit Agreement will continue to be amortized over the remaining term of the amended facility. Interest expense relating to deferred financing costs and interest incurred on borrowings under the credit agreement totaled $34 for each of the thirteen weeks ended May 2, 2010 and May 1, 2011, respectively.

4.	Common and Preferred Stock

The Company had 27,744,243 shares of Class A Common Stock, 9,005,217 shares of Class B Redeemable Common Stock and 10,683,333 shares of Series A Redeemable Preferred Stock outstanding on January 30, 2011 and May 1, 2011. The Class A Common Stock and Class B Redeemable Common Stock entitles the holder to one vote per share. The Series A Redeemable Preferred Stock is non-voting. In the event of a liquidation event (as defined), dissolution or winding up of the business, each holder of the Series A Redeemable Preferred Stock then outstanding will be entitled to be paid out of the assets of the Company, available for distribution to its stockholders, before any payment will be made or assets distributed to the holders of the Class A Common Stock or Class B Redeemable Common Stock. The holders of the Class A Common Stock and Class B Redeemable Common Stock are entitled to share ratably in the assets remaining after payment of liabilities and the redemption value of any outstanding preferred stock. The Series A Redeemable Preferred Stock also contains preferences in the declaration of dividends. The holders of the

Notes to Condensed Consolidated Financial Statements

(unaudited)

(dollars in thousands, except per share and store data)

Class A Common Stock and Class B Redeemable Common Stock are entitled to receive dividends declared by the Board of Directors on a pro-rata basis after distribution to the holders of the Series A Redeemable Preferred Stock.

The shares of Class B Redeemable Common Stock may be convertible into an equivalent number of shares of Class A Common Stock at any time at the option of the holder and shall automatically convert upon (i) the sale, transfer, assignment or conveyance to a competitor or (ii) the consummation of a liquidity event (as defined) or a public offering (as defined). After December 15, 2011, each holder of shares of Class B Redeemable Common Stock has the right to require the Company to redeem its shares by delivery of written notice to the Company. Within 60 days of the notice, the Company is required to pay an amount in cash to each holder equal to the fair market value of the shares of the Class B Redeemable Common Stock. Due to this contingent redemption feature, the Class B Redeemable Common Stock is classified in the Consolidated Balance Sheets as temporary equity rather than stockholders’ equity, with adjustments to the fair value of the Class B Redeemable Common Stock made at each reporting date.

The Series A Redeemable Preferred Stock was issued on December 15, 2004 with a mandatory redemption date upon the earlier of a liquidity event (as defined) or December 15, 2011 (“Redemption Date”). The Series A Redeemable Preferred Stock contains a liquidation preference of $1.00 per share, with annual accretion at a rate of 5% and accretion of a debt discount from December 15, 2004 through the Redemption Date that are included in interest expense on the Consolidated Statements of Operations. The liquidation preference, or “Redemption Value,” will increase each year based on the annual accretion of the shares. However the annual accretion of the Redemption Value will be forgiven at the Redemption Date upon the Company consummating a liquidity event or public offering in respect of which the fair market value of the initial public offering exceeds $82,800, as specified in the Company’s Amended and Restated Certificate of Incorporation. In accordance with ASC 480, Distinguishing Liabilities from Equity, the Company classifies the Series A Redeemable Preferred Stock as a liability on the accompanying Condensed Consolidated Balance Sheets.

5.	Fair Value Measurements

The guidance for fair value measurements establishes the authoritative definition of fair value, sets out a framework for measuring fair value and outlines the required disclosures regarding fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Company uses a three-tier fair value hierarchy based upon observable and non-observable inputs as follows:

•	Level 1: Quoted market prices in active markets for identical assets or liabilities.

•	Level 2: Inputs other than Level 1 that are either directly or indirectly observable.

•	Level 3: Unobservable inputs developed using the Company’s estimates and assumptions which reflect those that market participants would use.

The Company’s financial instruments consist primarily of its Class B Redeemable Common Stock, classified as temporary equity, which is measured using Level 3 inputs. Changes in the observability of valuation inputs may result in transfers within the fair value measurement hierarchy. The Company did not identify any transfers among levels of the fair value measurements hierarchy during the thirteen weeks ended May 1, 2011.

Notes to Condensed Consolidated Financial Statements

(unaudited)

(dollars in thousands, except per share and store data)

The Company’s balances measured at fair value on a recurring basis consisted of the Class B Redeemable Common Stock as of January 30, 2011 and May 1, 2011:

	Fair Value Hierarchy Category
	Level 1	Level 2	Level 3
January 30, 2011	$—	$—	$81,401
May 1, 2011	—	—	87,253

The following table presents the change in the estimated fair value of the Class B Redeemable Common Stock measured using significant unobservable inputs (Level 3) at the end of the thirteen weeks ended May 1, 2011:

May 1, 2011
Fair value measurement at beginning of period	$81,401
Change in fair value recorded in accumulated deficit	5,852

Fair value measurement at end of period	$87,253

The Class B Redeemable Common Stock is remeasured to fair value each reporting period. The changes in fair value are recorded directly to equity and are based on the change in the underlying fair value of the Company’s stock price during each fiscal period presented. The fair value of the stock price is the amount for which the stock price could be sold in a current transaction between willing parties. The Company historically has estimated its fair value using both a discounted cash flow model and a market approach. The operating assumptions used in these valuation calculations are generally consistent with the Company’s past performance and with the projections and assumptions that are used in the Company’s current operating plans. Such assumptions are subject to change as a result of changing economic and competitive conditions.

6.	Net income per share

The following table sets forth the computation of basic and diluted net income per share in accordance with ASC 260, Earnings per Share (“ASC 260”). Basic net income per share is calculated by dividing net income by the weighted-average common shares outstanding during the period. Diluted net income per share is calculated by dividing net income by the weighted-average number of common shares plus potentially dilutive common shares, primarily consisting of the Company’s non-qualified stock options, outstanding during the period. The treasury stock method was used to determine the dilutive effect of the stock options. The following table details the calculation of basic and diluted net income per share:

	Thirteen Weeks Ended
	May 2, 2010	May 1, 2011
Numerator:
Net Income	$1,927	$3,323

Denominator:
For basic net income per share-weighted average shares basis	36,749,461	36,749,461
Effect of dilutive stock options	722,469	979,161

Denominator for diluted net income per share-adjusted weighted average shares basis	37,471,930	37,728,622

Net income per share:
Basic	$0.05	$0.09
Diluted	$0.05	$0.09

Notes to Condensed Consolidated Financial Statements

(unaudited)

(dollars in thousands, except per share and store data)

The Company accounts for stock-based awards in accordance with ASC Topic 718, Compensation—Stock Compensation (“ASC 718”). ASC 718 requires measurement of compensation cost for all stock-based awards at fair value on the grant date (or measurement date, if different) and recognition of compensation expense, net of forfeitures, over the requisite service period for awards expected to vest. Stock-based compensation expense was $34 and $37 for the thirteen weeks ended May 2, 2010 and May 1, 2011, respectively. Compensation cost is recognized on a pre-tax basis.

The following table represents stock options granted, repurchased or forfeited under the plan during the thirteen weeks ended May 1, 2011. There were no options that expired or that were exercised during this period:

	Options	Weighted Average Exercise Price
Outstanding at January 30, 2011	1,851,471	$1.36
Granted	—	—
Repurchased	(9,332)	1.12

Outstanding at May 1, 2011	1,842,139	$1.36

Under the Plan, options generally become exercisable over a four-year period and expire ten years from the date of grant. Option grants generally vest 25% on each anniversary of the grant date, commencing with the first anniversary. The following is a summary of the changes in the Company’s non-vested stock options during the thirteen weeks ended May 1, 2011:

	Number of Shares	Weighted-Average Grant-Date Fair Value
Non-vested stock options outstanding at January 30, 2011	369,367	$0.86
Granted	—	—
Vested	(49,179)	0.76

Non-vested stock options outstanding at May 1, 2011	320,188	$0.88

The total fair value of stock options that vested during the thirteen weeks ended May 1, 2011 was $37. As of May 1, 2011, there was $210 of total unrecognized compensation cost related to non-vested stock option awards. The compensation cost is expected to be recognized through fiscal 2013, based on existing vesting terms with the weighted average remaining expense recognition period being approximately 1.51 years. Additionally, these non-vested options could vest earlier in the event of a change of control or initial public offering resulting in immediate recognition of unrecognized compensation cost.

Notes to Condensed Consolidated Financial Statements

(unaudited)

(dollars in thousands, except per share and store data)

The options outstanding at May 1, 2011, are summarized below:

Number of Shares Outstanding	Options Exercisable	Exercise Price	Average Remaining Contractual Life (in Years)
1,203,381	1,175,610	$1.12	4.60
129,603	105,304	1.35	6.50
277,721	156,220	1.62	6.90
49,990	28,120	1.76	7.30
181,444	56,703	2.43	8.50

1,842,139	1,521,957		5.60

There were 1,521,957 options exercisable as of May 1, 2011 with a weighted average exercise price of $1.25 per share and intrinsic value of $823.

9.	Income Taxes

For interim financial reporting, the Company estimates the annual effective tax rate based on projected taxable income for the full year and adjusts as necessary for discrete events occurring in a particular period. The quarterly income tax provision is recorded in accordance with the estimated annual effective rate. The Company refines the estimates of taxable income throughout the year as new information, including year-to-date financial results, becomes available. This process often results in a change to the anticipated annual effective tax rate. The Company adjusts the year-to-date income tax provision to reflect the updated annual effective tax rate during the quarter in which the change in estimate occurs. Significant judgment is required in determining our effective tax rate and in evaluating our tax positions.

The effective tax rate for the thirteen weeks ended May 2, 2010 was 42.6% compared to 42.4% for the thirteen weeks ended May 1, 2011. The effective tax rate differs from the federal statutory rate due to state income tax expense and nondeductible expense which primarily consists of the accretion of the Series A Redeemable Preferred Stock.

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers projections of future taxable income, tax planning strategies and the reversal of temporary differences in making this assessment. The Company has determined that no such valuation allowance is necessary as of May 2, 2010 and May 1, 2011, respectively.

The Company recognizes income tax liabilities related to unrecognized tax benefits in accordance with ASC 740-10 and adjusts for such liabilities when its judgment changes as the result of the evaluation of new information. At May 1, 2011, the Company does not anticipate any tax position generating a significant change in our liability for unrecognized tax benefits within 12 months of this reporting date.

10.	Commitments and Contingencies

The Company is involved in various legal proceedings encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material adverse effect on the Company’s financial position or results of operations.

Notes to Condensed Consolidated Financial Statements

(unaudited)

(dollars in thousands, except per share and store data)

11.	Subsequent Events

The Company has evaluated subsequent events from the balance sheet date to June 9, 2011, the date the Consolidated Financial Statements were available to be issued, and through July 15, 2011, the date the Consolidated Financial Statements were reissued, and identified the following items.

On July 13, 2011, the board of directors and the stockholders of the Company approved a 3.703-for-1 stock split for each outstanding share of Class A common stock, with effect from the filing of a Certificate of Amendment to the Company’s Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware. As a result of the stock split, the number of shares of Class A common stock into which each share of Class B common stock will convert will be adjusted to the number of shares of Class A common stock which such holder would have been entitled to receive after the occurrence of such stock split had the Class B common stock been converted immediately prior to the stock split. All issued and outstanding shares of Class A common stock and Class B common stock and stock options exercisable for Class A common stock have been retroactively adjusted to reflect this stock split for all periods presented.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated April 28, 2011 (except Note 15 as to which the date is July 15, 2011), with respect to the financial statements of Teavana Holdings, Inc. and Subsidiaries contained in the Registration Statement and Prospectus. We consent to the use of the aforementioned report in the Registration Statement and Prospectus, and to the use of our name as it appears under the caption “Experts.”

Atlanta, GA

July 15, 2011